Filed by I.D. Systems, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pointer Telocation Ltd.

Commission File No.: 001-13138

The following press release was issued by I.D. Systems, Inc. on March 15, 2019.

I.D. Systems and Pointer Telocation to Present at the 31st Annual ROTH Capital Conference on March 18-19, 2019

Woodcliff Lake, NJ — March 15, 2019 — I.D. Systems, Inc. (NASDAQ: IDSY), a leading provider of enterprise asset management and Industrial Internet of Things (IoT) technology, and Pointer Telocation Ltd. (NASDAQ: PNTR) (TASE: PNTR), a leading provider of telematics and mobile IoT solutions, will be presenting at the 31st Annual ROTH Capital Conference, being held on March 18-19, 2019 at the Ritz Carlton in Dana Point, CA.

On March 13, 2019, the companies entered into a definitive agreement whereby I.D. Systems will acquire all of the outstanding shares of Pointer in a cash and stock transaction valued at approximately $140 million. The combination will create a leading, global IoT telematics software and solutions company.

The management teams of both companies are scheduled to present concurrently at the conference on Monday, March 18 at 3:00 p.m. Pacific time and Tuesday, March 19 at 2:00 p.m. Pacific time.

Monday’s presentation will be webcast live and available for replay here. Tuesday’s presentation will be webcast and available for replay here. I.D. Systems and Pointer management will also hold one-on-one meetings with institutional investors and analysts throughout the conference.

About I.D. Systems

Headquartered in Woodcliff Lake, New Jersey, with subsidiaries in Texas, Florida, Germany, and the United Kingdom, I.D. Systems is a leading global provider of wireless M2M solutions for securing, controlling, tracking, and managing high-value enterprise assets such as industrial vehicles, rental cars, trailers, containers, and cargo. The Company’s patented technologies address the needs of organizations to monitor and analyze their assets to increase efficiency and productivity, reduce costs, and improve profitability. For more information, please visit www.id-systems.com.

About Pointer Telocation

For more than 20 years, Pointer has rewritten the rules for the MRM market and is a pioneer in the Connected Car segment. Pointer has deep knowledge of the needs of the MRM market and developed a full suite of tools, technology and services to address them. The company’s innovative cloud-based SaaS platform extracts and captures an organization’s critical mobility data points, analyzes it and provides customers with actionable insights to improve their bottom lines. For more information, please visit www.pointer.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transactions, PowerFleet, Inc., I.D. Systems and Pointer will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a PowerFleet registration statement on Form S-4 that will include a joint proxy statement of I.D. Systems and Pointer that also constitutes a prospectus of PowerFleet, and a definitive joint proxy statement/prospectus will be mailed to stockholders of I.D. Systems and Pointer. INVESTORS AND SECURITY HOLDERS OF I.D. SYSTEMS AND POINTER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by PowerFleet, I.D. Systems or Pointer through the website maintained by the SEC at www.sec.gov.

Certain Information Regarding Participants

I.D. Systems, Pointer and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of I.D. Systems is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 30, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Report on Form 8-K, which was filed with the SEC on July 12, 2018. Information about the directors and executive officers of Pointer is set forth in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on March 27, 2018, its amended Annual Report on Form 20-F/A for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018 and the reports on Form 6-K furnished to the SEC on May 2, 2018, June 11, 2018 and June 18, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws. I.D. Systems’, Pointer’s and the combined business’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, I.D. Systems’ and Pointer’s expectations with respect to their beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions and future performance, as well as anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. For example, forward-looking statements include statements regarding: prospects for additional customers; potential contract values; market forecasts; projections of earnings, revenues, synergies, accretion or other financial information of I.D. Systems, Pointer and the combined business; emerging new products; and plans, strategies and objectives of management for future operations, including growing revenue, controlling operating costs, increasing production volumes, and expanding business with core customers. Most of these factors are outside the parties’ control and are difficult to predict. The risks and uncertainties referred to above include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreements for the proposed transactions or could otherwise cause the proposed transactions to fail to close; (2) the risks or uncertainties of taking on significant new indebtedness and/or issuance of significant new equity to finance the transactions; (3) conditions to the closing of the transactions may not be satisfied and required regulatory approvals may not be obtained; (4) the outcome of any legal proceedings that may be instituted against I.D. Systems or Pointer following the announcement of the transaction agreements and the proposed transactions; (5) the inability to complete the proposed transactions, including due to failure to obtain approval of the stockholders of I.D. Systems or Pointer or other conditions to closing in transaction agreements; (6) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transactions; (7) the inability to obtain or maintain the listing of the shares of common stock of PowerFleet, Inc. on Nasdaq; (8) the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the ability of I.D. Systems to integrate successfully the business, operations and employees of Pointer and the ability of the combined company to grow and manage growth profitably and retain its key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) the possibility that I.D. Systems or Pointer may be adversely affected by other economic or business conditions, and/or competitive factors; (13) the loss of I.D. Systems’ or Pointer’s key customers or reduction in the purchase of products or services by any such customers; (14) the failure of the market for I.D. Systems’ or Pointer’s products and services to continue to develop; (15) the inability to protect I.D. Systems’ or Pointer’s intellectual property; (16) the effects of competition from a variety of local, regional, national and other providers of wireless solutions; and (17) other risks and uncertainties detailed from time to time in I.D. Systems’ and Pointer’s filings with the Securities and Exchange Commission, including I.D. Systems’ annual report on Form 10-K for the year ended December 31, 2017 and Pointer’s annual report on Form 20-F for the year ended December 31, 2017, and its amended Annual Report on Form 20-F/A for the year ended December 31, 2017. These risks could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, I.D. Systems or Pointer. Unless otherwise required by applicable law, I.D. Systems and Pointer assume no obligation to update the information contained in this press release, and expressly disclaim any obligation to do so, whether as a result of new information, future events or otherwise.

I.D. Systems Company Contact

Ned Mavrommatis, CFO

ned@id-systems.com

(201) 996-9000

I.D. Systems Investor Contact

Matt Glover

Liolios

IDSY@liolios.com

(949) 574-3860

Pointer Telocation Company Contact

Yaniv Dorani, CFO

+972-3-5723111

yanivd@pointer.com

Pointer Telocation Investor Contact

Brett Maas

Hayden IR, LLC

(646) 536-7331

brett@haydenir.com